

October 24, 2023

Scott McKinney
Chief Financial Officer
Tiptree Inc.
660 Steamboat Road
Greenwich, Connecticut 06830

      Re: Tiptree Inc.
      Form 10-K for Fiscal Year Ended December 31, 2022 Filed March 8, 2023
      Response Filed October 5, 2023
      File No. 001-33549

Dear Scott McKinney:

We have reviewed your October 5, 2023 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 11, 2023 letter.

Form 10-K for Fiscal Year Ended December 31, 2022

Market Opportunity, page 15

1. Please refer to prior comment 1. Please tell us in more detail what failure to perform vehicle serve contracts are, how they are accounted for including how they impact revenue and clarify what happens to the premiums deposited in an off-balance sheet trust account for the benefit of the company. Please ensure your disclosure in future filings clearly quantifies this item and provides appropriate information to allow an investor to clearly understand whether and how this item impacts current and future financial results and why it is relevant to include in premium equivalents.

Adjusted EBITDA - Non-GAAP, page 64

2. Please refer to prior comment 7. The adjustment to recognize the Warburg gain to book value as earnings appears to substitute an individually tailored recognition method for

those of GAAP which results in a misleading non-GAAP measure that violates Rule 100(b) of Regulation G. Please remove this adjustment from your non-GAAP financial measure in future filings.

3.   Please refer to prior comment 7. Noting the significant number and the materiality of adjustments used to measure adjusted EBITDA, please revise future filings to use a different title to more accurately reflect the nature of this non-GAAP financial measure such as "adjusted other comprehensive income."

4.   Please refer to prior comment 7. Please tell us and revise future filings to clarify why you include non-controlling interests unrelated to the Fortegra Group in your measure. Additionally, to the extent that "Non-cash fair value adjustments" or "Non-recurring expenses" are material adjustments during a period, please ensure you clearly explain the underlying transaction(s) in these line items and where they are presented in the GAAP statements of operations.

5.   Please refer to prior comment 7. In your response you indicate that the measure is meant to reflect a total return of the Company's income from business operations and that certain adjustments provide information to users in their review of the total economic performance of the Company. Please tell us and revise future filings to more clearly explain why this measure provides useful information to investors considering the measure excludes material costs and expenses that appear to impact the total return of the income from business operations and the total economic performance of the Company.

Please contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Finance